CERTIFICATE OF INCORPORATION
OF
TERRACYCLE US INC.

The undersigned, a natural person (the "**Sole Incorporator**"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

I.

The name of this corporation is TerraCycle US Inc. (the "**Corporation**").

II.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

III.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

IV.

The Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The total number of shares that the Corporation is authorized to issue is 2,000,000 shares. 1,500,000 shares shall be Common Stock, having a par value per share of $0.0001. 500,000 shares shall be Preferred Stock, having a par value per share of $0.0001.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK.

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock may be subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein and/or in certificates of designation filed with respect to series of Preferred Stock authorized after the date hereof.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that except as required by applicable law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such series of Preferred Stock are entitled, either separately or together with holders of one or more other such series, to vote thereon. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law (the "**DGCL**").

B. **PREFERRED STOCK.**

1. General. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "**Board of Directors**") is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of authorized shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock or any series thereof, as applicable, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or series thereof, as applicable, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

250,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as Non-Voting Class A Preferred Stock (the "**Class A Preferred Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article IV refer to sections and subsections of Part B of this Article IV.

2. Dividends.

2.1 Unless prohibited by Delaware law governing distributions to stockholders (as determined in the sole discretion of the Board of Directors), within 180 days following the last day of each fiscal year ending after the first day on which shares of Class A Preferred Stock are issued and sold, the Corporation shall declare a dividend equal to at least 50% of the Corporation's after-tax profits earned in such prior fiscal year (as determined in the sole discretion of the Board of Directors) in respect of the Common Stock and the Preferred Stock pro rata based on the relative number of such shares that are outstanding as of the applicable record date. For shares of Class A Preferred Stock issued during the fiscal year for which the annual dividend is being declared, the amount of the dividend paid will be prorated from the date of issuance during such fiscal year to reflect the number of days during such fiscal year that the shares of Class A Preferred Stock were outstanding. . For example, if shares of Class A Preferred Stock are first issued and sold on September 1, 2017, then the first such dividend would be required to be declared within the first 180 days of 2018 in respect of the Corporation's after-tax profits earned in the Corporation's 2017 fiscal year and would be paid to the record holders of Common Stock and Class A Preferred Stock as of December 31, 2017, and the amount payable for shares of Class A Preferred Stock issued and sold on September 1, 2017 would be 33.33% of the Corporation's after tax profits earned in 2017 (the percentage of calendar days of 2017 from September 1, 2017 through December 31, 2017). With respect to any shares of Class A Preferred Stock issued on or after November 1 of any calendar year, the Corporation may at its option elect to pay the prorated portion of the annual dividend due to the holders of such shares of Class A Preferred Stock for such calendar year with the payment of the annual dividend for the following calendar year. The Corporation's obligations under this Subsection 2.1 with respect to fiscal years that have not yet been completed shall automatically terminate when shares of Class A Preferred cease to be outstanding.

2.2 Except as set forth in Subsection 2.1, the Corporation shall be under no obligation to declare or pay any dividends.

3. Distribution of Assets Upon Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Class A Preferred Stock shall be entitled to receive $1.00 per share from the assets of the Corporation available to distribution to its stockholders before any payment shall be made to the holders of Common Stock. After the payment of such amount to the holders of Class A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder.

4. Non-Voting Stock. Except as otherwise required by law and as set forth in Section 7, the holders of Class A Preferred Stock shall have no voting or consent rights whatsoever (including, without limitation, no voting or consent rights with respect to amendments to the Corporation's Certificate of Incorporation, amendments to the Corporation's Bylaws, election of directors, sales of all or substantially all of the Corporation's assets, merger of the Corporation with or into any other entity, or any other matter with respect to which stockholders of a Delaware corporation would otherwise have the right to vote or consent).

5. Repurchase Option.

5.1 At any time following the earlier to occur of (i) 18 months following the original issue date of a share of Class A Preferred Stock or (ii) immediately prior to the closing of a Parent Deemed Liquidation Event (as defined below), the Corporation shall have an irrevocable option (the "**Repurchase Option**") to repurchase any or all shares of Class A Preferred Stock at the greater of (x) the sum of the original issue price of such share of Class A Preferred Stock plus any declared but unpaid dividends on such share of Class A Preferred Stock or (y) the fair market value of such share of Class A Preferred Stock (as determined by a valuation firm selected by the Board of Directors in its sole discretion) (the "**Option Price**"). The Corporation shall have no obligation to repurchase any shares of Class A Preferred Stock at any time. The Corporation need not exercise the Repurchase Option ratably among the holders of Class A Preferred Stock but may choose to exercise or not exercise the Repurchase Option with respect to any share or shares of Class A Preferred Stock for any reason, or for no reason, in its sole discretion. "**Parent Deemed Liquidation Event**" shall mean any of the following: (a) any consolidation or merger of TerraCycle, Inc., a Delaware corporation ("**Parent**"), with or into any other corporation or other entity or person, or any other corporate reorganization, (b) any transaction or series of related transactions to which Parent is a party in which in excess of 50% of Parent's voting power is transferred, (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of Parent or (d) the sale of shares of Parent's Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

5.2 The Corporation may exercise the Repurchase Option with respect to any share or shares of Class A Preferred Stock by giving notice to the record holder of such share or shares of Class A Preferred Stock, and the repurchase of such share or shares of Class A Preferred Stock shall be deemed to have occurred on the date of such notice and the irrevocable deposit or setting aside by the Corporation of funds sufficient to pay the repurchase price. The Corporation will be deemed to have delivered such notice if it delivers such notice to the applicable holder's address set forth in the Corporation's records. The Corporation shall not be required to pay the Option Price to the applicable holder unless and until such holder delivers written payment instructions to the Secretary of the Corporation together with all certificates representing the shares of Class A Preferred Stock being repurchased (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate). Upon the date of the notice of exercise of the Repurchase Option and the irrevocable deposit or setting aside by the Corporation of funds sufficient to pay the repurchase price, the Corporation shall become the legal and beneficial owner of the share or shares of Class A Preferred Stock being repurchased and all rights and interest in or related to such share or shares of Class A Preferred Stock by the former record holder of such share or shares of Class A Preferred Stock shall cease, other than the right to receive the Option Price. The certificate(s) representing the Class A Preferred Stock that have been repurchased by the Corporation shall be delivered to the Corporation by the record holder(s) thereof.

6.   Automatic Conversion into Common Stock. Upon the closing of the sale of shares of the Corporation's Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**_Mandatory Conversion Time_**"), each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Corporation. All holders of record of shares of Class A Preferred Stock shall be sent written notice of the Mandatory Conversion Time. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon the Mandatory Conversion Time, each certificate previously evidencing ownership of shares of Class A Preferred Stock shall no longer evidence ownership of Class A Preferred Stock and shall thereafter evidence only ownership of the number of shares of Common Stock into which the shares of Class A Preferred Stock previously represented by such certificate shall have been converted. . All rights with respect to the Class A Preferred Stock will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 6. Upon presentation after the Mandatory Conversion Time of any certificate or certificates (or lost certificate affidavit and agreement) previously evidencing shares of Class A Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Class A Preferred Stock converted. Such converted Class A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and shall return to the status of authorized but unissued shares of Preferred Stock, undesignated as to series. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class A Preferred Stock accordingly.

7.   Waiver. Any of the rights, powers, preferences and other terms of the Class A Preferred Stock set forth herein may be waived on behalf of all holders of Class A Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Class A Preferred Stock then outstanding.

8.   Notices. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Class A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

V.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. **MANAGEMENT OF BUSINESS.** The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. **BYLAW AMENDMENTS.** The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders entitled to vote generally in the election of directors shall also have power to adopt, amend or repeal the Bylaws of the Corporation; *provided, however*, that such action by stockholders shall require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

C. **WRITTEN BALLOTS.** The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

D. **ADVANCE NOTICE.** Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent permitted by applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

B. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation; (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders; (C) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws of the Corporation; or (D) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article VII.

VIII.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in Part B of this Article VIII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

*   *   *

  I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 14th day of August, 2017.

By: /s/ Daniel Rosen

      Daniel Rosen
      Sole Incorporator
      121 New York Avenue
      Trenton, NJ 08638